AE 3/12/14
RW

14046806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
124

SEC FILE NUMBER
8-48398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.M. KELLY & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 INGERSOLL AVENUE, SUITE 300
(No. and Street)

DES MOINES,	IOWA	50312
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL KELLY 515-221-1133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

666 WALNUT STREET, SUITE 1450,	DES MOINES	IOWA	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, MICHELLE STOCKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.M. KELLY & COMPANY, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michelle Stockman
Signature

FINOP
Title

6-25-2015

Sue M Krull
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (O) INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
n Breitbach
ry Carlson
Brian Cheese
Greg Clausen
Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Terry Merfeld
Doug Ross

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
D.M. Kelly & Company
Des Moines, Iowa

We have audited the accompanying consolidated statements of financial condition of D.M. Kelly & Company as of December 31, 2013 and 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the consolidated statements of financial condition.

Management's Responsibility for the Statements of Financial Condition
Management is responsible for the preparation and fair presentation of these consolidated statements of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of D.M. Kelly and Company as of December 31, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

Roth & Company, P.C.

Des Moines, Iowa
February 25, 2014

D.M. KELLY & COMPANY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 991,829	$ 329,413
Receivables:		
Clearing organization	4,772,230	4,257,583
Other	64,875	57,673
Marketable securities owned, at fair value	6,674,716	7,733,578
Notes receivable	293,000	362,648
Deferred income taxes	-	27,700
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $755,606 and $648,087, in 2013 and 2012, respectively	832,799	847,264
Other assets	2,589	25,487
Total	$ 13,632,038	$ 13,641,346
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued salaries and benefits	$ 650,141	$ 760,520
Deferred income taxes	24,100	-
Payable to clearing organization	3,886,400	4,306,672
Current income taxes	40,262	107,964
Other accrued liabilities	58,840	106,118
Total liabilities	4,659,743	5,281,274
STOCKHOLDERS' EQUITY		
Common stock-voting, no par value; 500,000 shares authorized, 1,000 shares issued and outstanding	36,254	36,254
Common stock-nonvoting, no par value; 1,000,000 shares authorized, 19,800 shares issued and outstanding	876,898	876,898
Notes receivable for the purchase of common stock	(188,080)	(188,080)
Retained earnings	8,247,223	7,635,000
Total stockholders' equity	8,972,295	8,360,072
Total	$ 13,632,038	$ 13,641,346

See notes to consolidated statements of financial condition.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

D.M. Kelly & Company conducts business as a broker/dealer in securities and its wholly-owned subsidiary provides investment advisory services (collectively the Company). The Company primarily serves individual and institutional customers in the Midwestern region of the United States and has offices in Iowa. The Company sold its investment in Allied Investment Advisors, LLC on March 31, 2012 and April 29, 2013, see Note 2.

The consolidated financial statements include the accounts of D.M. Kelly & Company and its wholly-owned subsidiary. All material intercompany balances have been eliminated in consolidation. The Company changed its fiscal year end from September 30 to December 31 following the year ended September 30, 2011.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's marketable securities owned are exposed to various risks such as interest rate, market and credit risks. The Company could incur losses or gains as a result of changes in the fair value of the securities and such changes could materially affect the Company's financial condition.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in bank accounts and money market funds.

Securities Transactions

Commission revenue and related expenses are recorded on the trade date basis. Marketable securities owned are carried at fair value, and securities not readily marketable are carried at estimated fair value as determined by management. Unrealized gains and losses are included in earnings of the reporting period.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of 5 to 10 years. Leasehold improvements are amortized by the straight-line method over 15 years.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. Income taxes are provided to recognize the amount of taxes payable for the current year and deferred tax assets or liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. Management assesses the Company's income tax positions and records tax benefits based upon an evaluation of the facts, circumstances and information available at the reporting dates. If the Company considers that a tax position is "more-likely-than-not" of being sustained upon examination by tax authorities, it recognizes the tax benefit.

Effective January 1, 2012, the Company changed its tax year end to December 31 and, accordingly, the Company filed a consolidated federal income tax return for the three months ended December 31, 2011.

Subsequent Events

In the normal course of preparing the Company's consolidated financial statements, management reviews events that occur after the statement of financial condition date (December 31, 2013) for potential recognition or disclosure in the financial statements. Management has evaluated subsequent events through February 25 2014, which is the date the financial statements were available to be issued.

2. SALE OF SUBSIDIARY AND INVESTMENT IN AFFILIATE

On March 31, 2012, the Company sold a wholly-owned subsidiary for cash and a 15% interest in Allied Investment Advisors, LLC (AIA), a new entity formed by the buyers. The cash purchase price was for the subsidiary's customer list intangible and other tangible assets.

On April 29, 2013, the Company sold its remaining 15% interest of AIA for cash. The Company is the introducing broker dealer for AIA to First Clearing and charges AIA for these services.

3. RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

Receivable from and payable to clearing organization consists of the following as of December 31, 2013 and 2012.

	2013	2012
Receivable from clearing organization:		
Cash in brokerage accounts	$50,152	$50,149
Other	4,722,078	4,207,434
Total	$4,772,230	$4,257,583
Payable to clearing organization:		
Clearing deposit, net of securities purchased	$3,886,400	$4,306,672

4. SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at fair values. These securities as of December 31, 2013 and 2012 are summarized as follows:

	2013	2012
Bank notes	$ -	$2,001
State and municipal obligations	4,875,532	5,511,415
Corporate equities	1,720,284	2,141,560
Corporate obligations	78,900	19,730
Corporate debt	-	58,872
Total marketable securities	$6,674,716	$7,733,578

Fair Value Hierarchy - The Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

When available, the Company uses quoted market prices in active markets to determine the fair value of securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange-traded equity securities.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on internal valuation techniques or on prices obtained from independent vendors. Vendors compile prices from various sources and often apply matrix pricing for similar securities when no price is observable. Securities measured with these internal valuation techniques are generally classified within Level 2 of the hierarchy and often involve using quoted market prices for similar securities, pricing models or discounted cash flow analyses using inputs observable in the market where available. Examples include corporate obligations and state and municipal obligations.

Where significant inputs are unobservable in the market due to limited activity or a less liquid market, securities valued using models with such inputs are classified in Level 3 of the fair value hierarchy. The Company had no assets classified in Level 3 as of December 31, 2013 and 2012.

The balances of assets measured at fair value as of December 31, 2013 and 2012, are as follows.

	Level 1	Level 2	Level 3	Total
2013				
Corporate obligation	$ -	$78,900	$ -	$78,900
State and municipal obligations	-	4,875,532	-	4,875,532
Corporate equities	1,720,284	-	-	1,720,284
Total assets at fair value	$1,720,284	$4,954,432	$ -	$6,674,716

	Level 1	Level 2	Level 3	Total
2012				
Bank notes	$ -	$2,001	$ -	$2,001
Corporate obligations	-	19,730	-	19,730
Corporate debt	-	58,872	-	58,872
State and municipal obligations	-	5,511,415	-	5,511,415
Corporate equities	2,141,560	-	-	2,141,560
Total assets at fair value	$2,141,560	$5,592,018	$ -	$7,733,578

5. NOTES RECEIVABLE

Notes receivable as of December 31, 2013 and 2012, are summarized as follows:

	2013	2012
Forgivable notes-deferred compensation	$291,000	$295,000
Other notes receivable	2,000	-
Real estate mortgages, related parties	-	67,648
Total	$293,000	$362,648

The forgivable notes - deferred compensation were issued in connection with deferred compensation agreements executed with certain employees. If the employees are continuously employed, annual payments required by the loan agreements are forgiven on each due date. Expense incurred in connection with the forgivable notes is recognized ratably over the service periods. At December 31, 2013, maturity dates of the forgivable notes range from October 2015 to July 2019, and interest rates range from 2.66% to 4.36%. Aggregate annual maturities of the forgivable notes in the years ending December 31 are as follows: 2014, $0; 2015, $216,000; 2016 through 2018, $0 and thereafter $75,000.

The real estate mortgage from a related party was paid in full in March 2013.

6. CAPITAL STOCK

In July 2007, the Company entered into a stock purchase agreement and issued 400 shares of Common Nonvoting stock in exchange for a note receivable in the amount of $94,040. The note matures July 2017 and interest at 4.91% is due in July of each year.

In December 2009, the Company entered into a stock purchase agreement and issued 400 shares of Common Nonvoting stock in exchange for a note receivable in the amount of $94,040. The note matures in December 2019 and interest at 4.38% is due in December of each year.

7. INCOME TAXES

Deferred income tax assets (liabilities) as of December 31, 2013 and 2012 consist of the following components:

	2013	2012
Unrealized gains on securities owned, held for investment	$(138,800)	$(78,000)
Deferred compensation	155,500	126,600
Accrued wages to owners	-	19,600
Other	(40,800)	(40,500)
Total deferred income tax (liability) asset	$(24,100)	$27,700

After March 15, 2014, the Company's income tax returns for the years ended September 30, 2011, the three months ended December 31, 2011 and the years ended December 31, 2013 and 2012 remain open for possible examination by the Internal Revenue Service and state taxing authorities. Management does not expect any material adjustments to the Company's income tax balances should these returns be examined.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). The Company reports net capital on an unconsolidated basis without the net assets of its wholly-owned subsidiary. The Company is required to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness or $250,000. At December 31, 2013, 6 2/3% of aggregate indebtedness was $328,130, which exceeded the minimum dollar requirement of $250,000. At December 31, 2013, the Company's net capital was $2,002,017, which was $1,673,887 in excess of its required net capital of $328,130. SEC Rule 15c3-1 also provides that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's percentage of aggregate indebtedness to net capital was 246%.

9. COMMITMENTS

The Company leases its primary office facilities that are located in a building 50% owned by a related party. The Company's lease expired in January 2013 and is now month to month and calls for a monthly base rent and additional amounts for operating expenses.

10. OFF-BALANCE- SHEET RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, First Clearing, LLC. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

11. PENSION AND PROFIT-SHARING PLANS

The Company has a qualified profit-sharing plan with a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements. The contribution rate under the pension plan is based on certain percentages of the employees' eligible compensation. The profit-sharing plan provides for contributions by the Company in such amounts as the Board of Directors may determine.

12. D.M. KELLY & COMPANY

BROKER/DEALER ONLY FINANCIAL INFORMATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$ 505,017
Receivables:	
Clearing organization	4,772,230
Other	64,875
Marketable securities owned, at fair value	6,608,703
Notes receivable	293,000
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $755,606	832,799
Other assets	1,997
Total	$ 13,078,621
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accrued salaries and benefits	$ 650,141
Account payable to affiliate	262,208
Deferred income taxes	24,100
Payable to clearing organization	3,886,400
Current income taxes	40,262
Other accrued liabilities	58,840
Total liabilities	4,921,951
STOCKHOLDERS' EQUITY	
Common stock-voting, no par value; 500,000 shares authorized, 1,000 shares issued and outstanding	36,254
Common stock-nonvoting, no par value; 1,000,000 shares authorized, 19,800 shares issued and outstanding	876,898
Notes receivable for the purchase of common stock	(188,080)
Retained earnings	7,431,598
Total stockholders' equity	8,156,670
Total	$ 13,078,621

Concluded

ROTH & COMPANY, P.C.

Certified Public Accountants

Jay Anderson
—n Breitbach
ry Carlson
Brian Cheese
Greg Clausen

Wayne Floerchinger
Les Heimsoth
Joseph Kristan
Terry Merfeld
Doug Ross

666 Walnut Street, Suite 1450
Des Moines, Iowa 50309-3918

(515) 244-0266
FAX (515) 288-8350

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
D.M. Kelly & Company
Des Moines, Iowa

In planning and performing our audit of the consolidated financial statements of D.M. Kelly & Company (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roth + Company, P.C.

Des Moines, Iowa
February 25, 2014